RALLY

Exclusive Purchase Agreement

As of August 18th, 2020

This exclusive purchase agreement (the “Purchase Agreement”) is made between RSE Archive, LLC (“Purchaser” or “us”) and Cult Wines Ltd. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

The Results:

▪Upon the successful completion of an offering through the Rally Rd. platform, you will receive payment of the Consideration for the associated Asset, as outlined below.

Other:

▪This Purchase Agreement may be modified or amended only with the prior written consent of both the Purchaser and Seller.

RALLY

Asset:	2003 La Tâche, Domaine de la Romanée-Conti
Description:	Four cases of three 750ml bottles
Total Acquisition Cost:	$ 70,192.00
Consideration: Cash (%) Equity (%) Total	$ 70,192 (100%) (0%) $ 70,192
Other Terms: Down Payment Balance Due

$ 10,454.40 due on August 18, 2020

$ 20,908.80 due on September 17, 2020

$ 3,584.00 due on September 22, 2020

$ 20,908.80 due on October 17, 2020

$ 7,168.00 due on October 22, 2020

$ 7,168.00 due on November 21, 2020

Acknowledged and Agreed:

By: /s/ George Leimer	By: /s/ Cult Wines Ltd.
RSE Archive, LLC	SELLER
Name:George Leimer	Cult Wines Ltd.
Title: Chief Executive Officer